                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           EOTT ENERGY PARTNERS, L.P.
                           --------------------------
                                (Name of Issuer)

                                  COMMON UNITS
                                  ------------
                         (Title of Class of Securities)

                                     294103
                                     ------
                                 (CUSIP Number)

                                Elaine Overturf
                                  Enron Corp.,
                               1400 Smith Street
                               Houston, TX 77002
                                 (713) 853-6062
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 12, 1999
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
                                      13D
-------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Enron Corp., I.R.S. No. 47-0255140
-------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /_/

            N/A                                                      (b) /_/

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3           SEC USE ONLY

-------------------------------------------------------------------------------
4           SOURCE OF FUNDS

            00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/

-------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Oregon
-------------------------------------------------------------------------------
                         7         SOLE VOTING POWER

       NUMBER OF                   3,276,811 Common Units of EOTT Energy
                                   Partners, L.P.(consisting  of 296,800 Common
        SHARES                     Units and 2,980,011 Special Units that may
                                   be converted into such Common Units)
                         ------------------------------------------------------
     BENEFICIALLY        8         SHARED VOTING POWER

       OWNED BY                    -0-
                         ------------------------------------------------------
         EACH            9         SOLE DISPOSITIVE POWER

       REPORTING                   Same as 7 above
                         ------------------------------------------------------
        PERSON           10        SHARED DISPOSITIVE POWER

         WITH                      -0-
-------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Same as 7 above
-------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
            N/A
-------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.9% of EOTT Energy Partners, L.P.'s outstanding Common Units.
-------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            CO
-------------------------------------------------------------------------------

                           STATEMENT ON SCHEDULE 13D

Note: All information herein with respect to EOTT Energy Partners, L.P., a Delaware limited partnership (the "Partnership"), is given to the best knowledge and belief of the Reporting Entity (as defined herein).

ITEM 1.    SECURITY AND ISSUER:

           This statement relates to the special limited partner interests (the "Special Units") and common limited partner interests (the "Common Units") of EOTT Energy Partners, L.P., a Delaware limited partnership (the "Partnership"), whose principal executive offices are located at 1330 Post Oak Boulevard, Houston, Texas 77056. The term "Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of EOTT Energy Partners, L.P.

ITEM 2.    IDENTITY AND BACKGROUND:

           This statement is being filed by Enron Corp., an Oregon corporation ("Enron"), which is an integrated natural gas and electricity company headquartered in Houston, Texas. Enron's operations are conducted through its subsidiaries and affiliates which are principally engaged in the exploration for and production of natural gas and crude oil in the United States and internationally; the transportation of natural gas through pipelines to markets throughout the United States; the generation and transmission of electricity to markets in the northwestern United States; the marketing of natural gas, electricity and other commodities and related risk management and finance services worldwide; and the development, construction and operation of power plants, pipelines and other energy related assets worldwide.

           This filing refers to a 21.9% limited partner interest in the Partnership that is currently in the form of 296,800 Common Units and 2,980,011 Special Units. Enron received these Special Units (a) in exchange for Common Units it purchased in January 1996 and (b) pursuant to a Support Agreement dated September 21, 1998. On February 12, 1999, at a Special Meeting of the Unitholders of the Partnership a proposal was approved by the requisite vote of Common Unitholders that changed the terms of the Special Units to make them convertible, on a one-for-one basis, at the option of the holder, into Common Units of the Partnership. Since Enron, on that date, gained the right to convert the Special Units into Common Units, beneficial ownership of 2,980,011 Common Units that may be issued on conversion of Special Units may be attributed to Enron.

           The address of the principal business office of Enron is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of Enron. The filing of this statement on Schedule 13D shall not be construed as an admission that any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

           Neither Enron, nor, to its knowledge, any person listed on Schedule I hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS:

           In January 1996, the Partnership issued and sold to Enron 1,830,011 Common Units for $29.8 million in cash in a private placement. Enron purchased the Common Units based on the assumption that the Partnership would cause such Units to be listed on the New York Stock Exchange ("NYSE"). Under an interpretation of the then-existing NYSE shareholder approval rules by the staff of the NYSE, a company that issues listed securities to an affiliate must obtain the approval of the holders of the class of the listed securities. In order to avoid at that time the cost of calling a meeting of holders of Common Units to ratify the issuance, Enron agreed to accept Special Units in exchange for the Common Units. Thus, in July 1996, the Partnership created a new class of limited partner interests designated as Special Units and exchanged the Special Units on a one-for-one basis for the 1,830,011 Common Units issued to Enron in January 1996.

           On December 1, 1998, pursuant to a Support Agreement dated September 21, 1998 between the Partnership and Enron, the Partnership issued an additional 1,150,000 Special Units to Enron. Also pursuant to the Support Agreement (a) Enron made loans to the Partnership to fund the cash portion of the consideration paid to acquire certain assets and to repay indebtedness incurred in a prior asset acquisition, (b) Enron increased and extended the Partnership's credit facility with Enron, (c) Enron contributed $21.9 million in outstanding additional partnership interests (APIs) to the Partnership, and
(d) Enron extended its cash distribution support through the fourth quarter of 2001.

ITEM 4.    PURPOSE OF TRANSACTION:

           The Common Units and Special Units to which this statement relates were acquired by Enron for investment purposes. Enron intends to convert its Special Units into Common Units within the next few days. Enron intends to review its investment in the Common Units on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Units, subsequent developments affecting EOTT, EOTT's business and prospects, other investment and business opportunities available to Enron, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in EOTT.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER:

           By virtue of its ownership of Special Units and Common Units, Enron may be deemed to own beneficially and to have the sole power to vote and dispose of 3,276,811 Common Units.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

           Several provisions regarding the transfer, conversion, distribution and voting rights of the Common Units and Special Units are set forth in the Partnership Agreement. Enron is granted certain registration rights in Section
6.14 of the Partnership Agreement. Restrictions on transfer of the Partnership interests in general are contained in Article XI of the Partnership Agreement.
Section 17.1 of the Partnership Agreement gives EOTT Energy Corp., the general partner of EOTT, the right, in certain circumstances, to acquire all of the outstanding securities in a class.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS:

           Exhibit A:Amended and Restated Agreement of Limited Partnership of EOTT Energy Partners, L.P. (incorporated by reference to Exhibit 3.1 to Registration Statement, File No. 33-073984, Exhibit 3.2 to Annual Report on Form 10-K for the Year Ended December 31, 1995, Exhibit 3.3 to Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1996 and Exhibit 3.4 to Annual Report on Form 10-K for the Year Ended December 31, 1997).


           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 24, 1999                ENRON CORP.

                                        By: /s/ PEGGY B. MENCHACA
                                           -------------------------------
                                        Name: PEGGY B. MENCHACA
                                        Title: VP and Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.

Name and Business Address               Citizenship           Position and Occupation
-------------------------               -----------           -----------------------
Robert A. Belfer                           U.S.A.             Director; Chairman, President and Chief
767 Fifth Avenue, 46th Fl.                                    Executive Officer,
New York, NY 10153                                            Belco Oil & Gas Corp.

Norman P. Blake, Jr.                       U.S.A.             Director; Chairman, United States Fidelity
USF&G Corporation                                             and Guaranty Company
6225 Smith Ave. LA0300
Baltimore, MD 21209

Ronnie C. Chan                             U.S.A.             Director; Chairman of Hang Lung
Hang Lung Development                                         Development Group
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                             U.S.A.             Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Joe H. Foy                                 U.S.A.             Director; Retired Senior Partner,
404 Highridge Dr.                                             Bracewell & Patterson, L.L.P.
Kerrville, TX 78028

Wendy L. Gramm                             U.S.A.             Director; Former Chairman, U.S.
P. O. Box 39134                                               Commodity Futures Trading
Washington, D.C. 20016                                        Commission

Ken L. Harrison                            U.S.A.             Director; Vice Chairman of Enron Corp.
121 S. W. Salmon Street                                       and Chairman and Chief Executive Officer
Portland, OR 97204                                            of Portland General Electric Company

Robert K. Jaedicke                         U.S.A.             Director; Professor (Emeritus), Graduate
Graduate School of Business                                   School of Business Stanford University
Stanford University
Stanford, CA 94305

Charles A. LeMaistre                       U.S.A.             Director; President (Emeritus), University
13104 Travis View Loop                                        of Texas M. D. Anderson Cancer Center
Austin, TX 78732
Jerome J. Meyer                            U.S.A.             Director; Chairman and Chief Executive Officer,
26600 S. W. Parkway                                           Tektronix, Inc.
Building 63; P. O. Box 1000
Wilsonville, OR 97070-1000

John A. Urquhart                           U.S.A.             Director; Senior Advisor to the Chairman of Enron
John A. Urquhart Assoc.                                       Corp.; President, John A. Urquhart Associates
111 Beach Road
Fairfield, CT 06430
John Wakeham                                U.K.              Director; Former U.K. Secretary of State
Pingleston House                                              for Energy and Leader of the Houses of
Old Alresford                                                 Commons and Lords
Hampshire S024 9TB
United Kingdom
Charls E. Walker                           U.S.A.             Director; Chairman, Walker & Walker, LLC
Walker & Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854
Herbert S. Winokur, Jr.                    U.S.A.             Director; President, Winokur & Associates, Inc.
Winokur & Associates, Inc.
30 East Elm Ct.
Greenwich, CT 06830

Each  of the following  person's  business  address is:
1400 Smith Street
Houston, TX  77002

Kenneth L. Lay                             U.S.A.             Director; Chairman and Chief Executive Officer

J. Clifford Baxter                         U.S.A.             Senior Vice President, Corporate Development


Richard A. Causey                          U.S.A.             Senior Vice President, Chief Accounting,
                                                              Information and Administrative Officer

James V. Derrick, Jr.                      U.S.A.             Senior Vice President and General Counsel

Andrew S. Fastow                           U.S.A.             Senior Vice President and Chief Financial Officer

Mark A. Frevert                            U.S.A.             President and Chief Executive Officer, Enron
                                                              Europe, Ltd.

Stanley C. Horton                          U.S.A.             Chairman and Chief Executive Officer, Enron Gas
                                                              Pipeline Group

Rebecca P. Mark                            U.S.A.             Vice Chairman; Chairman, Enron International, Inc.

Lou L. Pai                                 U.S.A.             Chairman, President and Chief Executive Officer,
                                                              Enron Energy Services, Inc.

Kenneth D. Rice                            U.S.A.             Chairman and Chief Executive Officer, Enron Capital
                                                              & Trade Resources Corp. - North America

Jeffrey K. Skilling                        U.S.A.             Director; President and Chief Operating Officer,
                                                              Enron Corp.

Joseph W. Sutton                           U.S.A.             President and Chief Executive Officer, Enron
                                                              International, Inc.

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